EXHIBIT 4.04
DESCRIPTION OF REGISTRANT’S SECURITIES

General
The following is a brief description of the capital stock of ACI Worldwide, Inc. (“us”, “our”, “we”, or the “Company”). This description is not complete and is subject to and qualified in its entirety by reference to the complete text of our 2013 Amended and Restated Certificate of Incorporation, as amended and restated from time to time (“Certificate of Incorporation”), and our Amended and Restated Bylaws, as amended and restated from time to time (“Bylaws”), both of which were previously filed with the U.S. Securities and Exchange Commission and incorporated by reference as an exhibit to this Annual Report on Form 10-K of which this Exhibit 4.[04] is a part. We encourage you to read our Certificate of Incorporation, our Bylaws and the applicable provisions of the Delaware General Corporation Law carefully.

The Company’s Certificate of Incorporation provides that it may issue 280,000,000 shares of common stock, par value $0.005 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”).

Listing and Transfer Agent
Our Common Stock is listed on The Nasdaq Global Select Market under the symbol “ACIW.” EQ Shareowners Services is our transfer agent.

Common Stock
Subject to the rights of the holders of any series of Preferred Stock, holders of Common Stock are entitled to one vote per share of record on each matter submitted to a vote of stockholders and to vote together as a single class for the election of directors and in respect of other corporate matters. At a meeting of stockholders at which a quorum is present, the affirmative vote of the holders of a majority of the stock present in person or represented by proxy and entitled to vote on the subject matter and which has actually been voted will be the act of the stockholders, unless otherwise provided in the Certificate of Incorporation, the Bylaws, a Preferred Stock Designation (as defined in the Certificate of Incorporation) or by law. The election of directors is determined by a plurality vote. Holders of Common Stock do not have cumulative voting rights, dividend rights, preemptive rights, liquidation rights or conversion rights. The rights, preferences and privileges of holders of Common stock are subject to, and may be adversely affected by, the rights of the holders of any series of Preferred Stock.

Preferred Stock
The Board of Directors of the Company (the “Board”) has the authority to issue Preferred Stock from time to time in one or more series. The Board has the authority to determine the terms of each series of Preferred Stock, within the limits of the Certificate of Incorporation and the Delaware General Corporation Law, including the number of shares in a series, dividend rights, preemptive rights, sinking fund provisions, liquidation rights, redemption rights, conversion rights and voting rights. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of Preferred Stock.

Anti-takeover Effects of Certain Provisions of the Certificate of Incorporation, Bylaws and the Delaware General Corporation Law
The provisions of the Company’s Certificate of Incorporation and Bylaws and the Delaware General Corporation Law summarized below may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt.

Authorized but Unissued Common Stock and Preferred Stock
The Company’s shares of authorized and unissued Common Stock will be available for future issuance without additional stockholder approval. The existence of authorized but unissued shares of Common Stock may enable our Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer or otherwise. Additionally, our Certificate of Incorporation also authorizes our Board, without further stockholder approval, to issue one or more series of Preferred Stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of our Common Stock.

Special Meetings of the Stockholders
Special meetings of the stockholders may only be called by the Company’s (i) Chairman, (ii) President, or (iii) Secretary within ten calendar days after a written request of a majority of the total number of directors of the Board that the Company would have if there were no vacancies. Requests for a special meeting must be sent to the Company’s Chairman and Secretary and must state the purpose of the proposed meeting.

Notice Provisions Relating to Stockholder Proposals and Nominees
The Company’s Bylaws contain provisions requiring stockholders to give advance written notice to the Company of a director nomination in order to have the nominee considered at an annual meeting of stockholders. The notice for a shareholder proposal must be received not less than 90 days prior nor more than 120 days prior to the first anniversary of the date of the immediately preceding year’s annual meeting of stockholders.

Board of Directors
The Bylaws provide that the authorized number of directors of the Board will be determined from time to time only by a vote of a majority of the entire Board, but which authorized number will be no less than three and no more than ten.

Our Certificate of Incorporation and Bylaws provide that, subject to the rights of the holders of any series of Preferred Stock, vacancies on the Board, whether resulting from newly created directorships or from death, resignation, disqualification or removal, will be filled solely by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board, or by a sole remaining director.

Delaware Anti-takeover Law
The Company is subject to Section 203 of the Delaware General Corporation Law (“Section 203”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless the business combination or the transaction in which such person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person that, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock.